EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Twelve
Months Ended
June 30, 2011

Income before provision for income taxes and fixed charges (Note A)	$127,150,824

Fixed charges:
Interest on long-term debt	$42,663,928
Interest on short-term debt	187,808
Other interest	(3,284,623)
Rental expense representative of an interest factor (Note B)	6,108,813

Total fixed charges	$45,675,926

Ratio of earnings to fixed charges	2.78x

NOTE A:

For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, and by the sum of fixed charges as shown above.

NOTE B:	One-third of rental expense (which approximates the interest factor).